UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Trevi Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89532M101

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532M101	13D	Page 2 of 26 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89532M101	13D	Page 3 of 26 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89532M101	13D	Page 4 of 26 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89532M101	13D	Page 5 of 26 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 Venture Growth Equity, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89532M101	13D	Page 6 of 26 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 18 VGE, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89532M101	13D	Page 7 of 26 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 VGE GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89532M101	13D	Page 8 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 14,125,132 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 14,125,132 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,125,132 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 9 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 10 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 11 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 12 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 13 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 14 of 26 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 15,074,080 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 15,074,080 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,074,080 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89532M101	13D	Page 15 of 26 Pages

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 20, 2019 (the “Schedule 13D”), Amendment No. 1 thereto filed on April 16, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 2, 2021 (“Amendment No. 2”) and Amendment No. 3 thereto filed on April 25, 2022 (“Amendment No. 3”), relating to the common shares, $0.001 par value (the “Common Stock”), of Trevi Therapeutics, Inc. (the “Issuer”).

This Amendment No. 4 reports the beneficial ownership of shares of Common Stock underlying certain warrants of the Issuer held by NEA 16 (as defined below) which were inadvertently omitted from Amendment No. 2. Additionally, this Amendment No. 4 no longer reports the beneficial ownership of shares of Common Stock underlying certain warrants of the Issuer held by NEA 18 VGE (as defined below) which were inadvertently included in Amendment No. 3. Based on the inclusion of such shares of Common Stock, Edward T. Mathers, Liza Landsman and Rick Yang were inadvertently reported as beneficially owning five percent (5%) or more of the Issuer’s Common Stock in Amendment No. 3 and have been omitted from this Amendment No. 4.

Item 1.   Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 relating to the Common Stock of the Issuer having its principal executive office at 195 Church Street, 16th Floor, New Haven, Connecticut.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).

Item 2.   Identity and Background.

This statement is being filed by:

(a)    New Enterprise Associates 16, L.P. (“NEA 16”) and NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE” and together with NEA 16, the “Funds”);

(b)   NEA Partners 16, L.P. (“NEA Partners 16”), which is the sole general partner of NEA 16; NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE” and together with NEA Partners 16, the “GPLPs”), which is the sole general partner of NEA 18 VGE; NEA 16 GP, LLC (“NEA 16 LLC”); and NEA 18 VGE GP, LLC (“NEA 18 VGE LLC” and together with NEA 16 LLC, the “GP LLCs”);

(c)    Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”) and Paul Walker (“Walker”) (together, the “Managers”) and Liza Landsman (“Landsman”) and Peter W. Sonsini (“Sonsini”).

Behbahani, Chang, Florence, Makhzoumi, Sandell and Walker (the “Plural Managers”) are managers of NEA 16 LLC and NEA 18 VGE LLC. Baskett is a manager of NEA 16 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons” and the GPLPs and the GP LLCs are referred to herein as the “Control Entities.”

CUSIP No. 89532M101	13D	Page 16 of 26 Pages

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 16 and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, NEA 16, NEA 18 VGE and a number of affiliated partnerships with similar businesses, as applicable.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 16 LLC and NEA 18 VGE LLC are each a limited liability company organized under the laws of the State of Delaware. NEA 16, NEA 18 VGE, NEA Partners 16 and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

Not applicable.

Item 5.   Interest in Securities of the Issuer.

(a)	NEA 16 is the record owner of 10,421,428 shares of the Common Stock and may be deemed to beneficially hold 3,703,704 shares of the Common Stock underlying the NEA 16 Warrants (collectively, the “NEA 16 Shares”). Notwithstanding anything to the contrary contained in Amendment No. 2, the NEA 16 Warrants are not subject to a limitation on exercise based on the beneficial ownership of the Issuer’s Common Stock. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 18 VGE is the record owner of 948,948 shares of the Common Stock (the “NEA 18 VGE Shares”). For purposes of this Amendment No. 4, the NEA 18 VGE Shares do not include the NEA VGE Warrant Shares as a result of the Beneficial Ownership Limitation (as defined in Amendment No. 3). As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares. The NEA 16 Shares and the NEA 18 VGE Shares are referred to herein as the “Firm Shares.”

CUSIP No. 89532M101	13D	Page 17 of 26 Pages

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 16 LLC and NEA 18 VGE LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As an individual manager of NEA 16 LLC, Baskett may be deemed to own beneficially the NEA 16 Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on 74,138,797 shares of Common Stock, which include (i) the 70,435,093 shares of Common Stock reported by the Issuer to be outstanding as of May 7, 2024 on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024 and (ii) the NEA 16 Warrants.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 16 LLC and NEA 18 VGE LLC.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 89532M101	13D	Page 18 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 21st day of May, 2024.

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 16 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 89532M101	13D	Page 19 of 26 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

CUSIP No. 89532M101	13D	Page 20 of 26 Pages

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 4 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2 and Exhibit 3.

CUSIP No. 89532M101	13D	Page 21 of 26 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Trevi Therapeutics, Inc.

EXECUTED this 21st day of May, 2024.

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 16 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 89532M101	13D	Page 22 of 26 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

CUSIP No. 89532M101	13D	Page 23 of 26 Pages

EXHIBIT 1

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached hereto as Exhibit 2 and Exhibit 3.

CUSIP No. 89532M101	13D	Page 24 of 26 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 89532M101	13D	Page 25 of 26 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang

CUSIP No. 89532M101	13D	Page 26 of 26 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of May, 2024

/s/ Liza Landsman
Liza Landsman